Exhibit 99.1

RELEVANT FACT

We announce that the Board of Directors Meeting of GERDAU S.A. held on August 26, 2009, resolved to authorize the Company to acquire shares of its own issue, in accordance with its bylaws and CVM Instructions 10/80 and 268/97.

Up to 500,000 preferred shares will be acquired, representing approximately 0.08% of the preferred shares free float, which totaled 622,428,013 shares on July 31, 2009, to be solely used for the Company’s Long-Term Incentive Program (Stock Option), by drawing cash from its existing profit reserves.

The authorization is effective as of August 27, 2009 up to September 10, 2009, inclusive, with the Board of Executive Officers responsible for establishing the number of shares and the opportune moment for each transaction.

The transactions will be carried out at the Brazilian Stock Exchange (Bovespa) at market price, acting as intermediary Credit Suisse Brasil S.A. Corretora de Títulos e Valores Mobiliários, Av. Brigadeiro Faria Lima, 3.064 - 13º Andar — São Paulo — SP.

Rio de Janeiro, August 27, 2009.

OSVALDO BURGOS SCHIRMER

Vice President

Investor Relations Officer